AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 6, 1998

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                SCHEDULE 13E-4/A
                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                (Amendment No. 3)

                       KNAPE & VOGT MANUFACTURING COMPANY
                                (Name of Issuer)

                       KNAPE & VOGT MANUFACTURING COMPANY
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $2.00 PER SHARE
                         (Title of Class of Securities)

                                   498782 10 1
                      (CUSIP Number of Class of Securities)

                               Jack D. Poindexter
                       Chief Financial Officer, Treasurer
                       Knape & Vogt Manufacturing Company
                         2700 Oak Industrial Drive, N.E.
                          Grand Rapids, Michigan 49505
                                 (616) 459-3311
            (Name, Address, and Telephone Number of Person Authorized
        to Receive Notices and Communications on Behalf of the Person(s)
                                Filing Statement)

                                   COPIES TO:

                             Donald L. Johnson, Esq.
                    Varnum, Riddering, Schmidt & Howlett LLP
                       Suite 1700, 333 Bridge Street, N.W.
                          Grand Rapids, Michigan 49504

                                September 2, 1998
                       (Date Tender Offer First Published,
                       Sent, or Given to Security Holders)

                            CALCULATION OF FILING FEE
     Transaction Valuation*                                Amount of Filing
          $26,400,000                                          $5,280

*Calculated solely for the purpose of determining the filing fee, based upon the purchase of 1,200,000 shares at the maximum tender offer price per share of $22.00.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

   Amount Previously Paid:    $5,280               Filing Party:   Knape & Vogt
                                                                   Manufacturing
                                                                   Company

   Form or Registration No.:  Schedule 13E-4       Date Filed:     September 2,
                                                                   1998

     This Amendment No. 3 to the Issuer Tender Offer Statement on Schedule 13E-4 filed on September 2, 1998 (the "Statement") is being made solely for the purpose of filing, as Exhibit (a)(11), the press release issued by Knape & Vogt Manufacturing Company on October 6, 1998.

     Item 9. Material to be Filed as Exhibits

     (a)-(c) A list of exhibits filed with this Statement is set forth on the Index to Exhibits immediately following the signature page of this Statement and is incorporated herein by reference.

     (d)-(f) Not applicable.


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.


                                      KNAPE & VOGT MANUFACTURING COMPANY



October 6, 1998.                      By /s/ Jack D. Poindexter
                                         Jack D. Poindexter
                                         Chief Financial Officer and Treasurer



204782

                                  EXHIBIT INDEX


(a)    (1)     Form of Offer to Purchase, dated September 2, 1998.

(a)    (2)     Form  of  Letter  of  Transmittal  (including   Certification  of
               Taxpayer Identification Number on Form W-9).

(a)    (3)     Form of Notice of Guaranteed Delivery.

(a)    (4)     Form of Letter to Shareholders of the Company, dated September 2,
               1998, from Allan E. Perry, President and Chief Executive Officer of the Company.

(a)    (5)     Form of Letter  to  Brokers,  Dealers,  Commercial  Banks,  Trust
               Companies and Other Nominees, dated September 2, 1998.

(a)    (6)     Form of Letter to Clients for Use by Brokers, Dealers, Commercial
               Banks, Trust Companies and Other Nominees.

(a)    (7)     Form of Letter from Old Kent Bank ("Old  Kent"),  as trustee,  to participants in the Knape & Vogt Manufacturing Company Employees'
               Retirement Savings Plan, including the form of Direction Form to Old Kent from participants in such plan.

(a)    (8)     Form of Summary Advertisement, dated September 2, 1998.

(a)    (9)     Text of Press Release issued by the Company,  dated  September 1,
               1998.

(a)   (10)     Text of Press  Release  issued by the Company,  dated  October 2,
               1998.

(a)   (11)     Text of Press  Release  issued by the Company,  dated  October 6,
               1998.

(b) Loan Agreement (revolving line of credit) extended by Old Kent to Company, dated as of November 29, 1993 (as amended on February 16, 1995, June 28,
     1996), filed as Exhibit 10(d) to the Company's Annual Report on Form 10-K for the year ended June 30, 1996, and as amended February 1, 1997, filed as
     Exhibit 10(e) to the Company's Form 10-K for the year ended June 30, 1998, are incorporated herein by reference, and are included herein as well.

(c) Letter Agreement and Restricted Stock Award Agreement, each dated July 1, 1998, each between the Company and William R. Dutmers, filed as Exhibits 10(g) and 10(h), respectively, to the Company's Annual Report on Form 10-K for the year ended June 30, 1998, are incorporated herein by reference, and are included herein as well.

(d)  Not applicable.

(e)  Not applicable.

(f)  Not applicable.

                                Exhibit (a) (11)


FOR IMMEDIATE RELEASE

CONTACT: Jack Poindexter, Chief Financial Officer and Treasurer
Knape & Vogt Manufacturing Company (616) 459-3311, x. 250

           KNAPE & VOGT ANNOUNCES FINAL RESULTS OF DUTCH TENDER OFFER

     GRAND RAPIDS, Michigan -- October 6, 1998 -- Knape & Vogt Manufacturing Company (NASDAQ/NMS:KNAP) announced today the final results of its "Dutch Auction" self-tender offer for its common stock, which expired on September 30, 1998. The purchase price for each of the 1,230,784 shares purchased is $21 per share; there was no proration. Knape & Vogt's tender offer was for up to 1.2 million shares of its common stock. Knape & Vogt expects that Harris Trust and Savings Bank, the Depository for the offer, will begin issuing payments and returning shares not accepted in the offer today, and will complete the process as soon as possible. As a result of this repurchase, Knape & Vogt now has approximately 2.5 million shares of common stock outstanding and approximately
2.2 million shares of Class B common stock outstanding.

     "Our objective has been to return cash to our shareholders in a tax-efficient manner. We are quite pleased to have successfully returned approximately $25.8 million through our 'Dutch Auction' self-tender offer," said Allan E. Perry, Knape & Vogt's President and Chief Executive Officer. "In addition, this self-tender offer successfully completes the first step in the implementation of our new financial strategy to make greater use of financial leverage and change the way that cash is distributed to our shareholders."

     Knape & Vogt Manufacturing Company, which celebrated its 100th anniversary in 1998, designs, manufactures, and distributes storage-related products for original equipment manufacturers, specialty distributors, hardware chains and every major home center in the country. Knape & Vogt's major product categories include precision, Euro-style and utility drawer slides; wall attached shelving units; kitchen and bath storage products; and specialty hardware products. Additional information on Knape & Vogt is available on the Company's Internet site, which is located at http://www.kv.com.